Filed by: ON Semiconductor Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON Semiconductor Corporation (“ON”) and AMIS Holdings, Inc. (“AMIS”) and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/ Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Filed below is a presentation to AMIS employees on December 17, 2007 regarding ON’s business.

ON Semiconductor®

Selection. Service. Support.

ON Semiconductor®

AMI Semiconductor

1 The Power of ON Semiconductor About ON Semiconductor December 2007

Safe Harbor Statement and Non-GAAP Financial
Measure Information
During the course of this presentation, ON Semiconductor may make projections or other forward-looking statements regarding future events or its future financial performance.  The words “estimate,” “intend,” “expect,” “plan,” or similar expressions are intended to identify forward-looking statements.  ON Semiconductor wishes to caution that such statements are subject to risks and uncertainties that could cause actual events or results to differ materially.  Important factors relating to our business, including factors that could cause actual results to differ from our forward-looking statements, are described in our Form 10-K and other filings with the SEC.  ON Semiconductor assumes no obligation to update forward-looking statements to reflect actual results or changed assumptions or other factors.
Some data in this presentation may include non-GAAP financial measures.  You can find reconciliations of certain of these non-GAAP financial measures to the most directly comparable measures under generally accepted accounting principles within the following presentation at our website (http://www.onsemi.com) at the “Investors” section under the category “Annual Reports/Financial Releases.”

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform
Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON Semiconductor Corporation (“ON”) and AMIS Holdings, Inc. (“AMIS”) and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control.
In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors' actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley
Act of 2002), and risks involving environmental or other governmental regulation.  Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February
23, 2007, Quarterly Reports on Form 10-Q Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’
Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current
Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-
looking statements to reflect events or circumstances after the date they were made.
425 Language

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/ Prospectus will be mailed to stockholders of
ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY
WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint
Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road,
Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at
www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID,
83201, Attention: Investor Relations (telephone: 208-233-4690) or going to AMIS’ corporate website at www.amis.com.
ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy
Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Safe Harbor Statement and Non-GAAP Financial
Measure Information
During the course of this presentation, ON Semiconductor may make projections or other forward-looking statements regarding future events or its future financial performance.  The words “estimate,” “intend,” “expect,” “plan,” or similar expressions are intended to identify forward-looking statements.  ON Semiconductor wishes to caution that such statements are subject to risks and uncertainties that could cause actual events or results to differ materially.  Important factors relating to our business, including factors that could cause actual results to differ from our forward-looking statements, are described in our Form 10-K and other filings with the SEC.  ON Semiconductor assumes no obligation to update forward-looking statements to reflect actual results or changed assumptions or other factors.
Some data in this presentation may include non-GAAP financial measures.  You can find reconciliations of certain of these non-GAAP financial measures to the most directly comparable measures under generally accepted accounting principles within the following presentation at our website
(http://www.onsemi.com)
at the “Investors” section
under the category “Annual Reports/Financial Releases.”

President and
Chief Executive Officer
Keith Jackson
MANUFACTURING
SERVICES
Bill George
STANDARD PRODUCTS
Bill Hall
LEGAL
Sonny Cave
HUMAN RESOURCES
Colleen McKeown
COMPUTING PRODUCTS
Bill Schromm
AUTOMOTIVE AND POWER
REGULATION  PRODUCTS
Andy Williams
SALES AND MARKETING
Bob Mahoney
CHIEF OPERATING OFFICER
John Nelson
FINANCE
Donald Colvin
DIGITAL AND
CONSUMER PRODUCTS
Manor Narayanan

7 From the Socket to the Pocket™ ON Semiconductor is aligning its resources to become the leading supplier of premier power solutions worldwide.

ON Semiconductor®
Selection. Service. Support.

Misc
$2.4M
Automotive and
Power Regulation
$113.1M
Standard
Products
$125.5M
Foundry/Other
$21.8M
Digital
Consumer
$46.3M
Computing
Products
$93.8M

3Q07 Revenues: $402.9Million
• Leading supplier of both power analog and power discrete components
• Significant portfolio breadth
• Global penetration of key applications and regions
• Leveraging capabilities in low cost manufacturing
• More 2 billion products shipped monthly

ON Semiconductor®
Selection. Service. Support.

3Q07 End Market Split

Automotive
16%
Computing
25%
Networking
6%
Wireless
18%
Industrial
11%
Consumer
24%

3Q07 Regional Split

Asia Pacific
(Non-China)
26%
Europe
15%
N. America
19%
China
40%

3Q07 Channel Split

Distribution
48%
OEM
41%
EMSI
11%

9 Segment and Regional Profile

ON Semiconductor®

Selection. Service. Support.

Portland
Gresham
San Jose
Phoenix
Austin
East Greenwich
Toulouse
Munich
Roznov
Piestany
Bratislava
Seoul
Aizu
Shanghai
Leshan
Hong Kong
Taipei
Carmona
Seremban
Design & Manufacturing
Manufacturing
Design Center/SEC

10 Worldwide Presence

ON Semiconductor® ON
Selection. Service. Support.

Computing

Quanta Computer
lenovo
intel
hp
ASUS
COMPAL
FOXCONN
DELL

Wireless and Consumer

SONY
SAMSUNG
Microsoft
Sony Ericsson
MOTOROLA
TCL
LG
Life's Good

Power Supplies

HIPRO
CUSTOMER SATISFACTION
ASTEC
DELTA
LITEON

Automotive

BOSCH
SIEMENS
Visteon
DELPHI

11

ON Semiconductor®

Selection. Service. Support.

From the Socket to the Pocket™

CONVERSION
- AC to DC Converters
- DC to DC Converters
- MOSFETs
- Power Factor Correction Controllers
- Voltage Regulators
- Rectifiers

CONTROL
- Amplifiers
- Comparators
- Analog Switches
- Voltage References
- Clocks & Timing Functions

PROTECTION
- Filters
- TVS/Zener Diodes
- Thyristors
- Voltage Supervisory
- Hot Swap

12

ON Semiconductor®
Selection. Service. Support.

3.3V
12V
5V
1.8V
1.8V

Product and Technology
Progress
• Significant new products
• AC-DC and DC-DC converters and controllers
for power efficiency
• Dual-edge VRM power controllers
• Class D Audio Amplifiers for high-fidelity sound
• LED Drivers for flash and LCD backlighting
• Drivers and Pre-Drivers for automotive electric
motors
• Protection devices for a wide range of electrical
transients
• MOSFETs, diodes, and transistors in
micro-packages
• Significant progress on critical
technologies
• VHVIC3
• PS5LV
• Trench

ON Semiconductor®
Selection. Service. Support.

GreenPoint™
From ON Semiconductor

Power Supplies
• Power Efficiency Leadership
• Solutions for all power supply efficiency areas
• Active mode – save power when devices are consuming the most energy
• Standby mode – save power when devices are idle (most of the time)
• Power factor correction – enhance the efficiency of the electric grid
• GreenPoint™ family of efficient power supply solutions
• 80 PLUS® compliant ATX  - 2005
• CRT and LCD TV power supplies – 2006
• Notebook and monitor power adapters - 2006
• Printer and game console power adapters - 2007

ON Semiconductor®
Selection. Service. Support.

talk
end

Portable Consumer
Protection for
Audio Lines,
Keypads, and
Battery Charging
Audio Subsystems
Filtering for
Camera
Interface  and
LCD Interface
Display and Flash
LED Lighting
Battery Charging
Control
Data Switching

16 Automotive Powertrain Exterior Lighting Safety & Chassis Driver Information & Telematics Interior Lighting Audio & Infotainment Body

ON Semiconductor®
Selection. Service. Support.

The Power Management Chain — From the Socket to the Pocket™ and Everything In Between

MOSFET DRIVERS
LED DRIVER
VOLTAGE SUPERVISORY
POWER FACTOR CORRECTION
SNUBBER/ CLAMP
TRANS- FORMERS
OUTPUT FILTERS
OUTPUT PROTECTION
DC-DC CONVERSION
VOLTAGE REGULATION
BATTERY MANAGEMENT
POWER SWITCH
PWM
OSC
REF
CONTROL
STARTUP
HV SWITCHING REGULATORS
VOLTAGE FEEDBACK
AUDIO AMPLIFIERS

Computing
Core Power Chipset Power DDR Power
For Notebooks, Desktops, Game Boxes, Displays, Adapters
•
Multi-Phase Controllers
•
DC-DC Switching Regulators
•
MOSFET Drivers
•
AC-DC Conversion
•
Battery Chargers
•
Linear/LDO Regulators
•
LED Drivers
•
Voltage Supervisors

ON Semiconductor is ideally situated to be the
preferred power management solutions supplier:
–
We have the necessary system knowledge to meet tomorrow’s
power management challenges;
– We have the analog and power IC design expertise to translate our understanding into real products;
– We have the broad portfolio to offer both parts and system solutions;
– We have the manufacturing capability to deliver them at the right value point;
– We have the supply chain management expertise to ensure you get your parts when you want them, where you want them, and
how you want them.
Conclusion

19 The Culture of ON Semiconductor

ON Semiconductor Mission and Vision
ON Semiconductor Mission and Vision
Vision
Vision
ON Semiconductor
is dedicated to becoming the premier
supplier of performance power solutions
worldwide.
Mission Statement
Mission Statement
To provide our customers with high
quality, cost effective solutions to solve the
demanding power management and circuit
protection design challenges.

ON Semiconductor®
Selection. Service. Support.

Core Values

People Powering the Future

21 Respect Integrity Initiative The Center of Our Success

As one of the world's largest semiconductor components companies, we are committed to provide the Total Work Experience that fully engages our employees, our most valued asset.

Global Reach, Winning through Operational Excellence

As a global corporation, we are a recognized leader in operational excellence. We deliver superior customer service and provide innovative solutions. We get things done.

Challenging Opportunities

We have a broad technology portfolio which we use to create high performance products and apply them in today's power management solutions. We offer growth and development for those who have the passion to seek challenges and create opportunities for success in these areas.

People Powering the Future

Performance-based Mindset

Our employees are rewarded based on performance and impact. Through our Total Rewards Program, you can be recognized for excellence.

Great People, Great Place

We value Respect, Integrity and Initiative in the spirit of collaboration and teamwork. Working here, you have a voice and your ideas are heard. Genuine People, Enjoyable Workplace.

22

Product
Leadership
Customer
Intimacy
Supply Chain
Manufacturing
Customer Service
Sales
Sales and Applications
Product Marketing
Customer Service
Product Marketing
Design
Technology
Applications
Operational
Excellence
(Lowest Cost Producer)
Organizational Leadership and Roles

ON Semiconductor®
Selection. Service. Support.

Technical Recognition

24

ON Semiconductor is dedicated to the recognition and reward for the contributions provided by our technical community. ON Semiconductor views its technical talent as a key differentiator for the successful implementation of ON Semiconductor’s Vision statement.
Recognition Program Categories
Technical Ladder
Patents
Technical Publications
Innovative Product Awards
Engineering Excellence Awards
Technical Recognition Overview
Innovative
Products
Awards
Engineering
Excellence
Awards
Technical
Recognition
Technical
Ladder
Career
Path
Patents
Technical
Publications

The Technical Ladder is a career progression path for the advancement of technical contributors at ON Semiconductor. It provides equivalent compensation and structure to the managerial advancement path.
The Technical Ladder is a path of opportunity for technical contributors and technical managers at ON Semiconductor.
The Technical Ladder recognizes and rewards technical contributors globally.
The Technical Recognition Council oversees the Technical Ladder program.
Technical Ladder Career Path

A technical contributor is a person whose primary function is to contribute to the corporation by providing technical expertise in a specific area of knowledge in an engineering discipline.
A technical contributor may or may not have reports.
Some examples of technical contributors include:
Engineers
Process
Design
Manufacturing and Test
Product and Quality
Field application engineers
Scientists
Technical Contributor

ON Semiconductor®
Selection. Service. Support.

Any questions

28